FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 15, 2021.

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the second quarter of 2021.

2.	Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January-June 2021

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 2021

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January-June 2021

(Compared to the period January-June 2020)

●	Net interest income Skr 953 million (1H20: Skr 874 million)
●	Operating profit Skr 603 million (1H20: Skr 290 million)
●	Net profit Skr 479 million (1H20: Skr 224 million)
●	New lending Skr 38.1 billion (1H20: Skr 89.8 billion)
●	Volume of green bonds issued Skr 4.0 billion (1H20: 2.2 billion)
●	Basic and diluted earnings per share Skr 120 (1H20: Skr 56)
●	After-tax return on equity 4.8 percent (1H20: 2.3 percent)

Second quarter of 2021

(Compared to the second quarter of 2020)

●	Net interest income Skr 468 million (2Q20: Skr 469 million)
●	Operating profit Skr 312 million (2Q20: Skr 133 million)
●	Net profit Skr 248 million (2Q20: Skr 101 million)
●	New lending Skr 23.2 billion (2Q20: Skr 56.5 billion)
●	Volume of green bonds issued Skr 1.6 billion (2Q20: 2.2 billion)
●	Basic and diluted earnings per share Skr 62 (2Q20: Skr 25)
●	After-tax return on equity 4.9 percent (2Q20: 2.1 percent)

Equity and balances

(Compared to December 31, 2020)

●	Total capital ratio 23.3 percent (year-end 2020: 21.8 percent)
●	Total assets Skr 319.8 billion (year-end 2020: Skr 335.4 billion)
●	Loans, outstanding and undisbursed Skr 281.4 billion (year-end 2020: Skr 288.9 billion)

Strong export industry recovery but reduced needs for financing

The Swedish export industry has posted a strong recovery from the COVID-19 pandemic and production is at full speed in certain sectors. Comprehensive fiscal measures and vaccination programs are now being rolled out across most of the world, which is leading to positive effects and a strong future outlook. SEK’s Export Credit Trends Survey shows that many companies have strong finances and high order intakes, while the need for financing has declined. This is mainly attributable to companies having very strong liquidity positions and that many of them are still cautious about making major investments.

Despite lower needs for financing in total, demand for financing solutions for the environmental transition is high, particularly in terms of project financing and export credits. Industry’s need to transition is considerable, and the conditions for investing in climate-positive transition are beneficial. Global growth forecasts are healthy, capital is readily available in the market and the demand for sustainable solutions is very high.

For the first six months of the year, new lending was Skr 38.1 billion, which was lower year-on-year (1H20: Skr 89.8 billion) since the need for financing was at record highs in the first six months of 2020 due to the COVID-19 pandemic. However, net interest income for the period was higher and totaled Skr 953 million (1H20: Skr 874 million), operating profit for the period amounted to Skr 603 million, up considerably year-on-year (1H20: Skr 290 million) and net profit amounted to Skr 479 million (1H20: Skr 224 million). Strong net interest income in combination with lower provisions for expected credit losses and improved net results of financial transactions positively impacted earnings.

As a result of the pandemic, the majority of SEK’s employees continue to work from home, and customer meetings will continue to take place digitally until autumn at the earliest. This has worked very well even if it has proved difficult to cultivate new customers. SEK has signed agreements for new premises for its head office, which means that in the autumn this year, we are moving from Klarabergsviadukten to Fleminggatan in Kungsholmen in Stockholm. The new office will be more suitable for physical, digital and hybrid meetings.

This will be my final interim report, as Magnus Montan is taking over the role as CEO of SEK on July 16, 2021. I would like to express my thanks to all customers, investors, owners, business partners and colleagues for seven fantastic and rewarding years.

Catrin Fransson Chief Executive Officer

Increased demand for export financing in the second quarter

New lending for the first six months of 2021 as a whole was lower than in the first six months of 2020. The second quarter witnessed higher demand for financing compared with the first, with new lending of Skr 23.2 billion (3M21: Skr 14.9 billion). On a sequential quarterly basis, demand for working capital has increased, and lending from SEK’s offering of loans in local currency has doubled. Export financing, that is project financing and export credits, also performed strongly in the second quarter, including a major transaction in West Africa amounting to EUR 520 million. A higher lending volume in the second quarter compared with the first was anticipated, partly because the export industry is demonstrating a strong recovery from the COVID-19 pandemic and partly because the second quarter tends to include higher activity with stronger earnings than the first, in accordance with the seasonal variations of SEK’s business.

The number of green transactions increased in the second quarter compared with the first. Some examples of the new transactions include SEK’s participation in the financing of one of Europe’s largest land-based wind farms the Björnberget wind farm, a new loan to the heating technology company Nibe with the loan conditions linked to the company’s sustainability targets, and a new loan to Exeger, which manufactures thin, flexible solar cells for consumer products.

A lasting effect of the COVID-19 pandemic is that the ability to meet customers physically is still limited. Despite this, customer relationships have worked well and customer processing has taken place digitally.

SEK’s new lending

Skr bn	Jan-Jun 2021	Jan-Jun 2020	Jan-Dec 2020
Lending to Swedish exporters[1]	10.7	52.4	62.2
Lending to exporters’ customers[2]	27.4	37.4	63.3
Total	38.1	89.8	125.5
CIRR loans as percentage of new lending	24%	12%	15%
1	Of which Skr 0.7 billion (1H20: Skr 0.9 billion; year-end 2020: Skr 1.1 billion) had not been disbursed at period end.
2	Of which Skr 11.1 billion (1H20: Skr 15.4 billion; year-end 2020: Skr 17.9 billion) had not been disbursed at period end.

Lower needs for financing in a stable bond market

Following a substantial increase in customer demand for long-term financing in 2020, SEK is now seeing demand at more normal levels. As a result, SEK’s need to raise long-term financing has also now normalized. SEK raised borrowings corresponding to Skr 9.2 billion with maturities of at least one year in the second quarter and Skr 43.4 billion in the first half of the year, which was Skr 23 billion less than in the first half of 2020. No major public offerings were conducted during the period, which enabled a number of minor transactions at advantageous levels. The share of structured debt in Japan increased in the second quarter.

In line with SEK’s focus on sustainability, the company has issued Skr 4 billion in green bonds during the first half of the year, of which Skr 1.6 billion was issued during the second quarter.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Jun 2021	Jan-Jun 2020	Jan-Dec 2020
New long-term borrowings	43.4	66.4	123.2
Volume of green bonds issued during the period	4.0	2.2	5.1
Outstanding senior debt	281.2	304.5	287.5
Repurchase and redemption of own debt	0.8	2.6	3.0

January-June 2021

Operating profit amounted to Skr 603 million (1H20: Skr 290 million). Net profit amounted to Skr 479 million (1H20: Skr 224 million). Strengthened net interest income, in combination with lower provisions for expected credit losses and an improved net result of financial transactions had a positive effect on profit compared to the same period in the previous year.

Net interest income

Net interest income amounted to Skr 953 million (1H20: Skr 874 million), an increase of 9 percent compared to the same period in the previous year. The record high volumes of lending during 2020 affected net interest income positively.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Jun 2021	Jan-Jun 2020	Change
Total loans	226.7	232.8	-3%
Liquidity investments	63.0	59.9	5%
Interest-bearing assets	306.9	311.4	-1%
Interest-bearing liabilities	284.3	288.8	-2%

Net results of financial transactions

Net results of financial transactions amounted to Skr -8 million (1H20: Skr -91 million) mainly due to unrealized value changes in derivatives and early loan redemptions.

Operating expenses

Operating expenses amounted to Skr -326 million (1H20: Skr -301 million), an increase of 8 percent compared to the same period in the previous year. The increase in expenses is mainly due to increased costs for regulatory compliance adaption of operations. A provision of Skr 4 million (1H20: -) was made for the individual variable remuneration program.

Net credit losses

Net credit losses amounted to Skr 1 million (1H20: Skr -175 million). Net credit losses were primarily attributable to decreased provi-sions for expected credit losses for exposures in stage 1 and stage 2, offset by increased provisions for expected credit losses for exposures in stage 3.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes it underestimates the probability of default within the asset portfolio, see Note 4. SEK has made an overall adjustment ac-cordingly.

Loss allowances as of June 30, 2021 amounted to Skr -247 million compared to Skr -249 million as of December 31, 2020, of which exposures in stage 3 amounted to Skr -97 million (year-end 2020: Skr -46 million). The increase in stage 3 is the result of a counterparty being moved from stage 2 to stage 3.

The provision ratio amounted to 0.09 percent (year-end 2020: 0.08 percent).

Taxes

Tax costs amounted to Skr -124 million (1H20: Skr -66 million) and the effective tax rate amounted to 20.6 percent (1H20: 22.8 per-cent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 15 million (1H20: Skr 48 million), due to positive results related to the revaluation of defined benefit plans, which have been affected by a higher discount rate. This result was partly offset by a negative result from changes in own credit risk.

April-June 2021

Operating profit amounted to Skr 312 million (2Q20: Skr 133 million). Net profit amounted to Skr 248 million (2Q20: Skr 101 million). The strengthened profit was mainly attributable to lower provisions for expected credit losses but also in part to an improved net result of financial transactions compared to the same period in the previous year.

Net interest income

Net interest income amounted to Skr 468 million (2Q20: Skr 469 million) and is in line with net interest income in the same period in the previous year. The record-high lending during the previous year has made a positive contribution to net interest income during the current period. Customer demand for financing in 2021 has been significantly lower compared to the previous year.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Apr-Jun 2021	Apr-Jun 2020	Change
Total loans	229.0	245.0	-7%
Liquidity investments	71.6	56.9	26%
Interest-bearing assets	312.2	321.6	-3%
Interest-bearing liabilities	292.9	308.7	-5%

Net results of financial transactions

Net results of financial transactions amounted to Skr 9 million (2Q20: Skr -24 million) mainly due to unrealized value changes in derivatives and early loan redemptions.

Operating expenses

Operating expenses amounted to Skr -171 million (2Q20: Skr -151 million), an increase of 13 percent compared to the same period in the previous year. The costs associated with regulatory compliance have increased during the period compared to the same period in the previous year. A provision of Skr 2 million (2Q20: -) was made for the individual variable remuneration program.

Net credit losses

Net credit losses amounted to Skr 13 million (2Q20: Skr -151 million). Net credit losses were primarily attributable to decreased provisions for expected credit losses for exposures in stage 1 and stage 2, offset by increased provisions for expected credit losses for exposures in stage 3.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes it underestimates the probability of default within the asset portfolio, see Note 4. SEK has made an overall adjustment accordingly.

Taxes

Tax costs amounted to Skr -64 million (2Q20: Skr -32 million) and the effective tax rate amounted to 20.5 percent (2Q20: 24.1 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 2 million (2Q20: Skr -54 million), due to positive results related to the revaluation of defined benefit plans, which have been affected by a higher discount rate. This result was partly offset by a negative result from changes in own credit risk.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2020, mainly explained by changes in exchange rates and the fact that outstanding customer exposures have been amortized at a higher rate than new customer lending volumes.

Skr bn	June 30, 2021	December 31, 2020	Change
Total assets	319.8	335.4	-5%
Liquidity investments	66.7	59.2	13%
Total loans	221.7	231.7	-4%
of which loans in the CIRR-system	74.0	69.2	7%

SEK’s total net exposures, after risk mitigation, amounted to Skr 363.3 billion as of June 30, 2021 (year-end 2020: Skr 359.5 billion). Credit exposures have increased to central governments and financial institutions, which is mainly due to the increase in liquidity investments.

Liabilities and equity

As of June 30, 2021, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion, of which Skr 10 billion was utilized as of June 30, 2021. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of June 30, 2021, SEK’s total own funds amounted to Skr 19.7 billion (year-end 2020: Skr 19.5 billion). The total capital ratio was 23.3 percent (year-end 2020: 21.8 percent), representing a margin of 8.0 percentage points above SEK’s estimate of Finansinspektionen’s (the Swedish FSA) requirement of 15.3 percent as of June 30, 2021. The corresponding Common Equity Tier 1 capital estimated requirement was 9.8 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this represents a margin of 13.5 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	June 30, 2021	December 31, 2020
Common Equity Tier 1 capital ratio	23.3	21.8
Tier 1 capital ratio	23.3	21.8
Total capital ratio	23.3	21.8
Leverage ratio	9.3	5.8
Liquidity coverage ratio (LCR)	637	604
Net stable funding ratio (NSFR)	144	135

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

SEK has implemented a new organizational structure aimed at meeting its customers’ needs in a more efficient way, which became effective on January 1, 2021. The Large Corporates and Mid Corporates functions have been replaced by the Customer Relations and Structured Finance functions. The Sustainability Analysis function has moved from Credit to Legal, with the Legal function changing its name to Legal and Sustainability Analysis.

Catrin Fransson informed the Board of her intention to resign as CEO of SEK, which the Board accepted on January 15, 2021. Catrin Fransson has a six month notice period, and will step down on July 15, 2021. On May 3, 2021, Magnus Montan was appointed as the new CEO of SEK. Magnus Montan will take up his position on July 16, 2021.

In February 2021, the Swedish parliament decided to extend the credit facility of Skr 200 billion, that SEK has in place with the Swedish National Debt Office, for 2021.

At SEK’s annual general meeting on March 24, 2021, Lennart Jacobsen was elected as a new member of the Board of Directors of SEK (the “Board”). After ten years of service, Ulla Nilsson and Cecilia Ardström stepped down from their respective positions as members of the Board. A resolution passed at the annual general meeting to adopt the income statement and balance sheet in the Annual Report 2020 on Form 20-F, and to appropriate distributable funds pursuant to the Board’s proposal. Resolutions were also passed at the annual general meeting relating to the company’s financial goals. The profitability target was changed from 6 percent to 5 percent return on equity after tax. Furthermore, the dividend policy was changed from the previous 30 percent dividend to a 20-40 percent dividend range of the year’s profit. The company’s capital target was left unchanged.

SEK will move to a new office at Fleminggatan in Stockholm later in 2021. A new lease was signed in the first quarter which will commence in the fourth quarter.

Risk factors and the macro environment

Various risks arise as part of SEK’s operations, primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report – Pillar 3 2020 and Note 30 to the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2020 Annual Report on Form 20-F.

According to Statistics Sweden, the annualized rate of Swedish GDP growth was 0.0 percent in the first quarter of 2021 and the unemployment rate was 9.1 percent as of May 2021. The consumer price index rose 1.8 percent on an annualized basis in May 2021 and the repo rate remained unchanged at zero percent.

Brexit, trade conflicts and geopolitical risks were overshadowed in the second quarter of 2021 by the effects of the COVID-19 pandemic, even though the situation – primarily in the US and Europe – improved substantially as the quarter progressed. In line with an increasing number of people being vaccinated – over half of the adult population in Europe and the US have received their first dose – closures and restrictions have been rapidly relaxed. Vaccination rates have not reached the same levels in other parts of the world – even if the pace of vaccination appears to have increased – and restrictions are still largely present in such areas. However, the overall trend, particularly in developed countries, seems to be moving in the direction of decreased restrictions in line with the increasing rate of vaccinations, even if the risk of new virus mutations is omnipresent.

In June, the World Bank revised its projection for global growth upward by 1.5 percentage points to 5.6 percent. This was accompanied by generally strong global macro figures that appear to go hand in hand with the vaccination rollout. For example, the IMF revised its projection upward for growth in the US in 2021 to a full 7 percent. Overall, this is a far more positive trend than many had believed at the start of the COVID-19 pandemic. The massive support programs introduced are impacting growth, but at the same time are increasing public debt.

In the first half of 2020, the COVID-19 pandemic had a substantial adverse effect on Swedish exports, but was followed by a relatively strong recovery in the second half of the year. Exports also continued to increase in the first quarter of 2021, growing 1.3 percent compared with the preceding quarter. Industry order intake in Sweden declined 2.5 percent between March and April, and Business Sweden’s Export Managers’ Index rose 6.0 points to 70.9 in the second quarter of 2021 compared with the preceding quarter, which had also posted a strong upturn compared with the fourth quarter of 2020.

The strong state of Sweden’s public finances, with low public debt, has allowed the use of fiscal stimuli. The Swedish state has implemented special measures to promote Swedish exports during the COVID-19 pandemic and SEK’s role of securing financing for the Swedish export industry has become even clearer in the form of, among other things, the expanded credit facility with the Swedish National Debt Office.

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target

SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 17.3-19.3 percent and the Common Equity Tier 1 capital ratio should amount to 13.8 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of June 30, 2021.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Apr-Jun 2021	Jan-Mar 2021	Apr-Jun 2020	Jan-Jun 2021	Jan-Jun 2020	Jan-Dec 2020
New lending	23,199	14,868	56,509	38,067	89,799	125,470
of which to Swedish exporters	8,593	2,091	32,478	10,684	52,366	62,148
of which to exporters’ customers	14,606	12,777	24,031	27,383	37,433	63,322
CIRR-loans as a percentage of new lending	28%	17%	18%	24%	12%	15%
Loans, outstanding and undisbursed	281,382	290,600	308,091	281,382	308,091	288,891

New long-term borrowings	9,287	34,153	30,069	43,440	66,361	123,156
Volume of green bonds issued during the period	1,600	2,400	2,200	4,000	2,200	5,100
Outstanding senior debt	281,195	304,682	304,493	281,195	304,493	287,462

After-tax return on equity	4.9%	4.6%	2.1%	4.8%	2.3%	4.9%

Common Equity Tier 1 capital ratio	23.3%	21.8%	20.4%	23.3%	20.4%	21.8%
Tier 1 capital ratio	23.3%	21.8%	20.4%	23.3%	20.4%	21.8%
Total capital ratio	23.3%	21.8%	20.4%	23.3%	20.4%	21.8%
Leverage ratio	9.3%	5.4%	5.4%	9.3%	5.4%	5.8%
Liquidity coverage ratio (LCR)	637%	941%	722%	637%	722%	604%
Net stable funding ratio (NSFR)	144%	138%	129%	144%	129%	135%

See definitions on page 31.

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Apr–Jun	Jan–Mar	Apr–Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	Note	2021	2021	2020[1]	2021	2020[1]	2020
Interest income		678	660	1,178	1,338	2,480	4,108
Interest expenses		-210	-175	-709	-385	-1,606	-2,162
Net interest income	2	468	485	469	953	874	1,946

Net fee and commission expense		-7	-10	-10	-17	-17	-42
Net results of financial transactions	3	9	-17	-24	-8	-91	83
Total operating income		470	458	435	928	766	1,987

Personnel expenses		-98	-89	-92	-187	-177	-347
Other administrative expenses		-61	-55	-46	-116	-98	-198
Depreciation and impairment of non-financial assets		-12	-11	-13	-23	-26	-51
Total operating expenses		-171	-155	-151	-326	-301	-596

Operating profit before credit losses		299	303	284	602	465	1,391

Net credit losses	4	13	-12	-151	1	-175	-153
Operating profit		312	291	133	603	290	1,238

Tax expenses		-64	-60	-32	-124	-66	-270
Net profit[2]		248	231	101	479	224	968

Other comprehensive income related to:
Items not to be reclassified to profit or loss
Own credit risk		-2	-18	-62	-20	49	18
Revaluation of defined benefit plans		4	31	8	35	-1	1
Tax on items not to be reclassified to profit or loss		0	-3	12	-3	-11	-5
Net items not to be reclassified to profit or loss		2	10	-42	12	37	14

Total other comprehensive income		2	10	-42	12	37	14

Total comprehensive income[2]		250	241	59	491	261	982

Skr
Basic and diluted earnings per share[3]	62	58	25	120	56	243
1	Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system, see Note 1 to the consolidated financial statements included in SEK's 2020 Annual Report on Form 20-F. The comparative figures have been adjusted.
2	The entire profit is attributable to the shareholder of the Parent Company.
3	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position (unaudited)

		June 30,	December 31,
Skr mn	Note	2021	2020
Assets
Cash and cash equivalents	5	5,549	3,362
Treasuries/government bonds	5	13,381	22,266
Other interest-bearing securities except loans	5	47,796	33,551
Loans in the form of interest-bearing securities	4, 5	46,923	50,780
Loans to credit institutions	4, 5	23,631	31,315
Loans to the public	4, 5	163,723	171,562
Derivatives	5, 6	6,453	7,563
Tangible and intangible assets		172	145
Deferred tax asset		8	15
Other assets		10,388	12,853
Prepaid expenses and accrued revenues		1,821	1,987
Total assets		319,845	335,399

Liabilities and equity
Borrowing from credit institutions	5	2,862	3,486
Borrowing from the public	5	10,000	10,000
Debt securities issued	5	268,333	273,976
Derivatives	5, 6	16,021	25,395
Other liabilities		543	455
Accrued expenses and prepaid revenues		1,761	1,924
Provisions		60	99
Total liabilities		299,580	315,335

Share capital		3,990	3,990
Reserves		-117	-129
Retained earnings		16,392	16,203
Total equity		20,265	20,064

Total liabilities and equity		319,845	335,399

Condensed Consolidated Statement of Changes in Equity (unaudited)

			Reserves
			Own	Defined	Retained
Skr mn	Equity	Share capital	credit risk	benefit plans	earnings
Opening balance of equity January 1, 2020	19,082	3,990	-98	-45	15,235
Net profit Jan-Jun 2020	224	—	—	—	224
Other comprehensive income Jan-Jun 2020	37	—	38	-1	—
Total comprehensive income Jan-Jun 2020	261	—	38	-1	224
Dividend	—	—	—	—	—
Closing balance of equity June 30, 2020[1]	19,343	3,990	-60	-46	15,459
Opening balance of equity January 1, 2020	19,082	3,990	-98	-45	15,235
Net profit Jan-Dec 2020	968	—	—	—	968
Other comprehensive income Jan-Dec 2020	14	—	14	0	—
Total comprehensive income Jan-Dec 2020	982	—	14	0	968
Dividend	—	—	—	—	—
Closing balance of equity December 31, 2020[1]	20,064	3,990	-84	-45	16,203
Opening balance of equity January 1, 2021	20,064	3,990	-84	-45	16,203
Net profit Jan-Jun 2021	479	—	—	—	479
Other comprehensive income Jan-Jun 2021	12	—	-15	27	—
Total comprehensive income Jan-Jun 2021	491	—	-15	27	479
Dividend	-290	—	—	—	-290
Closing balance of equity June 30, 2021[1]	20,265	3,990	-99	-18	16,392
1	The entire equity is attributable to the shareholder of the Parent Company.

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2021	2020	2020
Operating activities
Operating profit	603	290	1,238

Adjustments for non-cash items in operating profit	111	322	140
Income tax paid	-130	-188	-311
Changes in assets and liabilities from operating activities	19,023	-12,216	-19,055
Cash flow from operating activities	19,607	-11,792	-17,988

Investing activities
Capital expenditures	-37	-14	-35
Cash flow from investing activities	-37	-14	-35

Financing activities
Change in senior debt	-14,472	14,327	29,460
Derivatives, net	-2,748	352	-8,651
Dividend paid	-290	—	—
Payment of lease liability	-13	-13	-27
Cash flow from financing activities	-17,523	14,666	20,782

Cash flow for the period	2,047	2,860	2,759

Cash and cash equivalents at beginning of the period	3,362	1,362	1,362
Cash flow for the period	2,047	2,860	2,759
Exchange-rate differences on cash and cash equivalents	140	-311	-759
Cash and cash equivalents at end of the period[1]	5,549	3,911	3,362
1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2020 annual financial statements on Form 20-F, except for the changes described below. In addition to the changes below, certain amounts reported in prior periods have been restated to conform to the current presentation. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK's financial reporting.

The amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in "Reform for new reference rates - phase 2" are applicable from January 1, 2021. Phase 2 of the reform of the reference rates is comprised of three main areas: hedge accounting, modifications and information. The changes clarify that hedge accounting does not have to cease just because the hedged items and hedging instruments were modified as a result of the IBOR reform. Security conditions (and associated documentation) must be changed to reflect the modifications made to the hedged item, the hedging instrument and the hedged risk. Any value adjustments resulting from the changes must be reported as hedging inefficiency. SEK has not made any changes related to the IBOR reform during the reporting period, nor entered into a hedging relationship where an alternative benchmark interest rate constitutes the hedged risk. The reform of the reference rates further clarifies that modifications required as a direct result of the IBOR reform and made in an economically equivalent way should not be reported as modifications for instruments valued at accrued acquisition value. For such modifications, the effective interest rate must be adjusted in line with those modified cash flows. SEK did not use the accounting relief rule for modifications. SEK's exposure that is directly affected by the reference interest rate reform is mainly its lending contracts to variable interest rates, its lending and borrowing contracts at fixed interest rates that are hedged at variable interest rates and currency swaps at variable interest rates. The exposures to variable interest rates are mainly against USD LIBOR, STIBOR and EURIBOR. After 2021-12-31, GBP LIBOR, CHF LIBOR and JPY LIBOR are expected to cease. For USD LIBOR, the most common maturities are expected to expire after 2023-06-30. SEK has lending contracts and derivative contracts maturing after 2023-06-30 in USD LIBOR with a nominal amount of USD 1,893 million and USD 17,829 million respectively. The changes are not expected to result in a change to SEK's hedging conditions and no significant modification gains or modification losses are expected to be reported. The changes are therefore not expected to have any significant impact on SEK's accounts, capital adequacy or large exposures when first applied.

To further improve the resilience of credit institutions within the EU, a reform package was adopted in June 2019: Regulation (EU) 2019/876 (CRRII) and Directive (EU) 2019/878 (CRDV) of the European Parliament and of the Council. As of June 28, 2021, the

Capital Requirements Regulation (CRRII) entered into force. This means that new requirements such as a binding leverage ratio and a binding stable net financing ratio (NSFR) are included in note 9, Capital adequacy, per 2021-06-30. The information is published in accordance with Supervisory Regulations FFFS 2014:12 and FFFS 2008:25.

There are no other IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2021	2021	2020[1]	2021	2020[1]	2020
Interest income
Loans to credit institutions	34	33	51	67	147	236
Loans to the public	919	920	1,124	1,839	2,199	4,210
Loans in the form of interest-bearing securities	189	195	243	384	456	897
Interest-bearing securities excluding loans in the form of interest-bearing securities	12	19	71	31	191	242
Derivatives	-529	-558	-369	-1,087	-634	-1,708
Administrative remuneration CIRR-system	48	45	52	93	102	197
Other assets	5	6	6	11	19	34
Total interest income[2]	678	660	1,178	1,338	2,480	4,108

Interest expenses
Interest expenses	-191	-150	-692	-341	-1,563	-2,076
Resolution fee	-19	-25	-17	-44	-43	-86
Total interest expenses	-210	-175	-709	-385	-1,606	-2,162
Net interest income	468	485	469	953	874	1,946
1	Since Q4 2020, SEK has changed the accounting principle regarding the CIRR-system, see Note 1 to the consolidated financial statements included in SEK's 2020 Annual Report on Form 20-F. The comparative figures have been adjusted.
2	Interest income calculated using the effective interest method amounted to Skr 2,087 million during January-June 2021 (1H20: Skr 2,622 million).

Note 3. Net results of financial transactions

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2021	2021	2020	2021	2020	2020
Derecognition of financial instruments not measured at fair value through profit or loss	29	1	8	30	10	14
Financial assets or liabilities at fair value through profit or loss	-28	-11	1	-39	-109	-22
Financial instruments under fair-value hedge accounting	7	-4	-37	3	8	86
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	1	-3	4	-2	0	5
Total net results of financial transactions	9	-17	-24	-8	-91	83

Note 4. Impairments

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2021	2021	2020	2021	2020	2020
Expected credit losses, stage 1	31	5	-110	36	-127	-98
Expected credit losses, stage 2	8	10	-39	18	-46	-48
Expected credit losses, stage 3	-30	-27	-2	-57	-2	-7
Established losses	-3	—	-20	-3	-20	-20
Reserves applied to cover established credit losses	3	—	20	3	20	20
Recovered credit losses	4	—	—	4	—	—
Net credit losses	13	-12	-151	1	-175	-153

	June 30, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	184,075	36,057	1,852	221,984	231,927
Off balance sheet exposures, before expected credit losses	34,259	31,184	—	65,443	62,504
Total, before expected credit losses	218,334	67,241	1,852	287,427	294,431
Loss allowance, loans	-107	-38	-97	-242	-240
Loss allowance, off balance sheet exposures[1]	-5	0	—	-5	-9
Total loss allowance	-112	-38	-97	-247	-249
Provision ratio (in percent)	0.05	0.06	5.24	0.09	0.08
1	Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	June 30, 2021				December 31, 2020
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-147	-56	-46	-249	-128
Increases due to origination and acquisition	-26	-2	-23	-51	-84
Net remeasurement of loss allowance	42	8	0	50	-69
Transfer to stage 1	-2	3	—	1	—
Transfer to stage 2	0	-9	—	-9	—
Transfer to stage 3	0	3	-41	-38	-9
Decreases due to derecognition	21	17	7	45	8
Decrease in allowance account due to write-offs	—	—	7	7	20
Exchange-rate differences[1]	0	-2	-1	-3	13
Closing balance	-112	-38	-97	-247	-249
1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of GDP forecasts from the World Bank. When calculating the ECL as of June 30, 2021 the latest available forecast was the World Bank's forecast from June 2021. According to the World Bank's forecast, global economic output is expected to increase by 5.6 percent in 2021 and to increase by 4.3 percent in 2022. The base scenario has been weighted at between 75 and 78 percent, and the downturn and upturn scenarios weighted equally at between 11 and 13 percent.

SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes that the strong positive GDP growth projections for 2021 may understate the probability of default of the asset portfolio. In the second quarter, as the IFRS 9 model is assessed to underestimate the probability of default, SEK made an overall adjustment to increase expected credit losses which was calculated pursuant to SEK’s IFRS 9 model as of June 30, 2021.

Note 5. Financial assets and liabilities at fair value

	June 30, 2021
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	5,549	5,549	—
Treasuries/governments bonds	13,381	13,381	—
Other interest-bearing securities except loans	47,796	47,796	—
Loans in the form of interest-bearing securities	46,923	48,247	1,324
Loans to credit institutions	23,631	23,825	194
Loans to the public	163,723	171,258	7,535
Derivatives	6,453	6,453	—
Total financial assets	307,456	316,509	9,053
Borrowing from credit institutions	2,862	2,862	—
Borrowing from the public	10,000	10,000	—
Debt securities issued	268,333	268,939	606
Derivatives	16,021	16,021	—
Total financial liabilities	297,216	297,822	606

	December 31, 2020
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	3,362	3,362	—
Treasuries/governments bonds	22,266	22,266	—
Other interest-bearing securities except loans	33,551	33,551	—
Loans in the form of interest-bearing securities	50,780	52,091	1,311
Loans to credit institutions	31,315	31,424	109
Loans to the public	171,562	180,453	8,891
Derivatives	7,563	7,563	—
Total financial assets	320,399	330,710	10,311

Borrowing from credit institutions	3,486	3,486	—
Borrowing from the public	10,000	10,000	—
Debt securities issued	273,976	274,552	576
Derivatives	25,395	25,395	—
Total financial liabilities	312,857	313,433	576

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	9,836	3,545	—	13,381
Other interest-bearing securities except loans	23,518	24,278	—	47,796
Derivatives	—	5,827	626	6,453
Total, June 30, 2021	33,354	33,650	626	67,630
Total, December 31, 2020	33,582	28,220	1,578	63,380

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	6,812	30,553	37,365
Derivatives	—	14,366	1,655	16,021
Total, June 30, 2021	—	21,178	32,208	53,386
Total, December 31, 2020	—	29,744	43,039	72,783

Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -1 million for derivatives was made from level 2 to level 3 (year-end 2020: a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3, a transfer from level 3 to level 2 of Skr 6,534 million for debt securities issued was made and a transfer from level 3 to level 2 of net Skr -1,259 million for derivatives was made).

Financial assets and liabilities at fair value in Level 3, 2021

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	June 30,
Skr mn	2021	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2021
Debt securities issued	-41,198	-6,735	17,922	—	—	-505	-33	-4	-30,553
Derivatives, net	-263	9	-561	-1	—	847	—	-1,060	-1,029
Net assets and liabilities	-41,461	-6,726	17,361	-1	—	342	-33	-1,064	-31,582

Financial assets and liabilities at fair value in Level 3, 2020

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	December 31,
Skr mn	2020	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2020
Debt securities issued	-43,752	-10,584	16,285	-10,649	6,534	-1,345	44	2,269	-41,198
Derivatives, net	22	7	-400	—	-1,259	-1,597	—	2,964	-263
Net assets and liabilities	-43,730	-10,577	15,885	-10,649	5,275	-2,942	44	5,233	-41,461
1	Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of June 30, 2021 amounted to a Skr 328 million gain (year-end 2020: Skr 36 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. In the analysis, the correlations have been adjusted by +/- 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non--observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	June 30, 2021
			Range of estimates
		Unobservable	for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value	input	input	Valuation method	max	min

Equity	-549	Correlation	0.12 - (0.12)	Option Model	-5	5
Interest rate	1	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-368	Correlation	0.12 - (0.12)	Option Model	-49	49
Other	-113	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-1,029				-54	54
Equity	-6,901	Correlation	0.12 - (0.12)	Option Model	5	-5
		Credit spreads	10BP - (10BP)	Discounted cash flow	8	-8
Interest rate	-12,243	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	63	-63
FX	-11,293	Correlation	0.12 - (0.12)	Option Model	52	-52
		Credit spreads	10BP - (10BP)	Discounted cash flow	52	-52
Other	-116	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-30,553				181	-181
Total effect on total comprehensive income					127	-127

Derivatives, net, December 31, 2020	-263				-59	59
Debt securities issued, December 31, 2020	-41,198				196	-196
Total effect on total comprehensive income, December 31, 2020					137	-137

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively.When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation. The resulting effect related to correlation sensitivity is Skr +/- 3 million. The impact from SEK’s own credit spread amounts to Skr 124 million (year-end 2020: Skr 137 million) under a maximum scenario and Skr -124 million (year-end 2020: Skr -137 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk		The period's change in fair value originating
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
	June 30,	31 December	Jan-Jun	Jan-Jun
Skr mn	2021	2020	2021	2020
CVA/DVA, net[1]	-14	-17	3	-12
OCA[2]	-127	-108	-19	49
1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by category

	June 30, 2021			December 31, 2020
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	3,305	9,563	324,669	3,846	11,774	323,664
Currency-related contracts	3,061	4,443	159,838	3,249	11,236	153,838
Equity-related contracts	10	544	7,274	457	620	15,598
Contracts related to commodities, credit risk, etc.	77	1,471	8,105	11	1,765	7,513
Total derivatives	6,453	16,021	499,886	7,563	25,395	500,613

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of June 30, 2021, concessionary loans outstanding amounted to Skr 348 million (year-end 2020: Skr 382 million) and operating profit for the program amounted to Skr -11 million (1H20: Skr -15 million) for the period January-June 2021. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (1H20: Skr 1 million).

Statement of Comprehensive Income for the CIRR-system

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2021	2021	2020	2021	2020	2020
Interest income	498	487	582	985	1,121	2,170
Interest expenses	-494	-520	-529	-1,014	-1,041	-2,087
Interest compensation	7	—	11	7	14	14
Exchange-rate differences	0	-1	-1	-1	2	4
Profit before compensation to SEK	11	-34	63	-23	96	101
Administrative remuneration to SEK	-47	-45	-52	-92	-102	-196
Operating profit CIRR-system	-36	-79	11	-115	-6	-95
Reimbursement to (–) / from (+) the State	36	79	-11	115	6	95

Statement of Financial Position for the CIRR-system

	June 30,	December 31,
Skr mn	2021	2020
Cash and cash equivalents	26	2
Loans	73,958	69,163
Other assets	9,277	12,528
Prepaid expenses and accrued revenues	421	407
Total assets	83,682	82,100

Liabilities	74,205	69,289
Derivatives	8,962	12,232
Accrued expenses and prepaid revenues	515	579
Total liabilities	83,682	82,100

Commitments
Committed undisbursed loans	52,974	51,463
Binding offers	1,492	1,322

Note 8. Pledged assets and contingent liabilities

	June 30,	December 31,
Skr mn	2021	2020
Collateral provided
Cash collateral under the security agreements for derivative contracts	12,535	21,979

Contingent liabilities[1]
Guarantee commitments	4,311	3,969

Commitments[1]
Committed undisbursed loans	59,640	57,213
Binding offers	1,492	1,322
Leases committed but not yet commenced	156	—
1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12 and FFFS 2008:25. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F and see SEK’s 2020 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	June 30, 2021	December 31, 2020
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.3	21.8
Tier 1 capital ratio	23.3	21.8
Total capital ratio	23.3	21.8
1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	June 30, 2021		December 31, 2020
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	6,763	8.0	7,136	8.0
of which Tier 1 requirement of 6 percent	5,072	6.0	5,352	6.0
of which minimum requirement of 4.5 percent	3,804	4.5	4,014	4.5
Pillar 2 capital requirements[3]	4,038	4.8	3,921	4.4
Common Equity Tier 1 capital available to meet buffer requirements[4]	8,876	10.5	12,310	13.8
Capital buffer requirements	2,146	2.5	2,259	2.5
of which Capital conservation buffer	2,113	2.5	2,230	2.5
of which Countercyclical buffer	33	0.0	29	0.0
of which Systemic risk buffer	—	—	—	—
Total risk-based capital requirement	12,947	15.3	13,316	14.9
1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period.
3	Individual Pillar 2 requirement according to decision from latest Swedish FSA SREP.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK cover all minimum requirements with CET1 capital - i.e. 4.5 percent, 1.5 percent and 2 percent) and from Q2 2021 pillar 2 requirements (4.8 percent).

	June 30, 2021	December 31, 2020
Leverage ratio	Skr mn	Skr mn
On-balance sheet exposures	207,250	297,605
Off-balance sheet exposures	4,357	37,162
Total exposure measure[1]	211,607	334,767
Leverage ratio[2]	9.3%	5.8%
1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	June 30, 2021		December 31, 2020
Total capital requirement relating to leverage ratio	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	6,348	3.0	—	—
Pillar 2 capital requirements	—	—	—	—
Total capital requirement relating to leverage ratio	6,348	3.0	—	—
1	Expressed as a percentage of total exposure amount.

Own funds – Adjusting items

	June 30,	December 31,
Skr mn	2021	2020
Share capital	3,990	3,990
Retained earnings	15,516	14,856
Accumulated other comprehensive income and other reserves[1]	325	292
Independently reviewed profit net of any foreseeable charge or dividend	272	694
Common Equity Tier 1 (CET1) capital before regulatory adjustments	20,103	19,832
Additional value adjustments due to prudent valuation	-337	-306
Intangible assets[1]	-106	-98
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	94	77
Negative amounts resulting from the calculation of expected loss amounts	-44	-55
Total regulatory adjustments to Common Equity Tier 1 capital	-393	-382
Total Common Equity Tier 1 capital	19,710	19,450
Total Own funds	19,710	19,450
1	From December 31, 2020, SEK applies the amendments to Delegated Regulation (EU) No 241/2014 regarding deduction of software assets from Common Equity Tier 1 (CET1). The amendments introduce an exemption from the deduction of intangible assets from CET1 for prudently valued software assets of which the value is not negatively affected by resolution, insolvency or liquidation of the institution.

Minimum capital requirements exclusive of buffer

	June 30, 2021			December 31, 2020
			Minimum			Minimum
		Risk exposure	capital		Risk exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk standardized method
Corporates	2,386	2,386	191	2,238	2,238	179
Exposures in default	85	85	7	7	7	1
Total credit risk standardized method	2,471	2,471	198	2,245	2,245	180
Credit risk IRB method
Central Governments	198,982	9,613	769	192,077	9,684	775
Financial institutions[2]	35,868	7,601	608	30,661	6,764	541
Corporates[3]	108,195	57,657	4,613	117,415	63,766	5,101
Assets without counterparty	200	200	16	163	163	13
Total credit risk IRB method	343,245	75,071	6,006	340,316	80,377	6,430
Credit valuation adjustment risk	n.a.	2,681	214	n.a.	2,284	183
Foreign exchange risk	n.a.	663	53	n.a.	664	52
Commodities risk	n.a.	22	2	n.a.	7	1
Operational risk	n.a.	3,625	290	n.a.	3,625	290
Total	345,716	84,533	6,763	342,561	89,202	7,136
1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 5,933 million (year-end 2020: Skr 5,535 million), Risk exposure amount of Skr 1,999 million (year-end 2020: Skr 1,908 million) and Capital requirement of Skr 160 million (year-end 2020: Skr 153 million).
3	Of which related to specialized lending: EAD Skr 5,113 million (year-end 2020: 3,847 million), Risk exposure amount of Skr 3,651 million (year -end 2020: Skr 2,739 million) and Capital requirement of Skr 292 million (year-end 2020: Skr 219 million).

Credit risk

For classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. In 2020, SEK reviewed its credit risk processes in order to comply with new regulatory requirements, EBA Guidelines EBA/GL/2016/07 and Commission Delegated Regulation (EU) 2018/171, on the definition of default. As a result, SEK established a new internal definition of default, which was subsequently approved by the Swedish FSA and later, on January 1, 2021, implemented in the IRB approach for own funds requirements calculation. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in  accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction is made for preventive purposes, in order to counteract credit tightening due to the development and spread of COVID-19 and its effects on the economy. As of June 30, 2021, the capital requirement related to relevant exposures in Sweden was 67 percent (year-end 2020: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of June 30, 2021 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of June 30, 2021, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.04 percentage points (year-end 2020: 0.03 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Internally assessed economic capital

	June 30,	December 31,
Skr mn	2021	2020
Credit risk	5,875	6,121
Operational risk	203	203
Market risk	1,233	1,140
Other risks	214	183
Capital planning buffer	1,610	2,831
Total	9,135	10,478

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2020 Annual Report on Form 20-F.

Liquidity coverage

	June 30,	December 31,
Skr bn	2021	2020
Total liquid assets	56.6	49.0
Net liquidity outflows[1]	11.0	10.1
Liquidity outflows	21.9	22.1
Liquidity inflows	11.4	13.3
Liquidity Coverage Ratio	637%	604%
1	Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	June 30, 2021	December 31, 2020
Available stable funding	240.6	242.6
Requiring stable funding	166.9	179.7
Net Stable Funding Ratio	144%	135%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing				Committed undisbursed loans,
	securities				derivatives, etc.				Total
	June 30, 2021		December 31, 2020		June 30, 2021		December 31, 2020		June 30, 2021		December 31, 2020
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central -governments	134.5	46.0	131.6	45.0	56.2	79.0	53.9	80.0	190.7	52.5	185.5	51.6
Regional -governments	13.8	4.7	12.3	4.2	—	—	—	—	13.8	3.8	12.3	3.4
Multilateral development banks	3.2	1.1	3.5	1.2	0.1	0.1	0.0	0.0	3.3	0.9	3.5	1.0
Public Sector Entity	5.2	1.8	4.2	1.5	—	—	—	—	5.2	1.4	4.2	1.2
Financial -institutions	29.3	10.0	24.5	8.4	6.8	9.6	6.4	9.5	36.1	10.0	30.9	8.6
Corporates	106.2	36.4	116.0	39.7	8.0	11.3	7.1	10.5	114.2	31.4	123.1	34.2
Total	292.2	100.0	292.1	100.0	71.1	100.0	67.4	100.0	363.3	100.0	359.5	100.0

Net exposure by region and exposure class, as of June 30, 2021

								West
								European	Central-
	Middle							countries	and East
	East/	Asia excl.		North		Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	Oceania	America	Sweden	Sweden	countries	Total
Central governments	—	0.4	1.9	1.6	—	—	167.9	16.2	2.7	190.7
Regional governments	—	—	—	—	—	—	13.8	0.0	—	13.8
Multilateral development banks	—	—	—	—	—	—	—	3.3	—	3.3
Public Sector Entity	—	—	—	—	—	—	—	5.2	—	5.2
Financial institutions	0.0	0.9	0.2	1.9	0.9	—	17.1	14.9	0.2	36.1
Corporates	1.5	1.2	4.0	4.3	—	3.0	76.7	23.0	0.5	114.2
Total	1.5	2.5	6.1	7.8	0.9	3.0	275.5	62.6	3.4	363.3

Net exposure by region and exposure class, as of December 31, 2020

								West
								European	Central-
	Middle							countries	and East
	East/	Asia excl.		North		Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	Oceania	America	Sweden	Sweden	countries	Total
Central governments	0.1	0.4	2.4	1.6	—	—	159.2	19.0	2.8	185.5
Regional governments	—	—	—	—	—	—	12.2	0.1	—	12.3
Multilateral development banks	—	—	—	—	—	—	—	3.5	—	3.5
Public Sector Entity	—	—	—	—	—	—	—	4.2	—	4.2
Financial institutions	0.0	1.2	0.6	1.7	0.8	—	11.4	15.0	0.2	30.9
Corporates	2.6	1.1	3.9	5.7	—	3.3	85.2	20.9	0.4	123.1
Total	2.7	2.7	6.9	9.0	0.8	3.3	268.0	62.7	3.4	359.5

Net exposure to European countries, excluding Sweden

Skr bn	June 30, 2021	December 31, 2020
Germany	10.2	8.6
France	8.2	8.0
Finland	7.1	8.9
United Kingdom	6.1	7.0
Denmark	5.9	5.2
Luxembourg	5.6	4.6
Norway	5.3	4.8
The Netherlands	3.4	3.2
Austria	3.3	5.7
Spain	3.1	1.9
Poland	2.8	2.9
Belgium	2.7	2.5
Portugal	0.6	0.7
Ireland	0.6	0.6
Switzerland	0.4	0.8
Serbia	0.2	0.3
Latvia	0.1	0.2
Iceland	0.1	0.1
Estonia	0.1	0.1
Italy	0.1	0.1
Lithuania	0.1	—
Total	66.0	66.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 27 to the consolidated financial statements included in SEK’s 2020 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Consolidated Group’s operations and financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, July 15, 2021

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Anna Brandt
Chairman of the Board	Director of the Board

Reinhold Geijer	Lennart Jacobsen	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

Hans Larsson	Eva Nilsagård
Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

October 25, 2021	Interim report for the period January 1, 2021 - September 30, 2021
February 2, 2022	Year-end report for the period January 1, 2021 - December 31, 2021

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 15, 2021, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2020 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Definitions

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sus-tainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. The term green project is assigned the same meaning as the term green loan. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly -liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Con-solidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk -exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk -exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are professionals, make the difficult easy and build sustainable relationships.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.
SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.